FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 01, 2008

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Director

MINUTES NO. 140 OF SADIA S.A. BOARD OF DIRECTORS MEETING  HELD ON 07/30/2008

On the thirtieth day of July of the year two thousand and eight, at 8 o'clock, at its facilities at Rua Fortunato Ferraz No. 365 – 2o. andar, in São Paulo-SP, the members of Sadia S.A. Board of Directors held a meeting chaired by Mr.  Walter Fontana Filho, and upon a verification of compliance with the first paragraph of Article 16 of the Bylaws, the meeting was called to order to discuss the following:

3. QUARTERLY RESULTS:-

Upon an analysis of the Company’s financial statements for the second quarter of this year and based on the recommendation of the Audit Committee whereby the accounting statements present fairly the financial and equity position of the Company and the result of its operations for the period, the Board of Directors resolved to authorize the disclosure of the Company’s quarterly and Year-To-Date results up to June 2008 to CVM, Stock Exchanges, ABAMEC, APIMEC and the market in general, in conformity with the opinion expressed by the Fiscal Council on the matter.

4. ACQUISITION BY THE COMPANY OF COMPANY-ISSUED ORDINARY SHARES AND DISPOSAL OF PREFERRED SHARES HELD IN TREASURY:-

In compliance with Article 9 of the Bylaws and observing the requirements of Article 30 of Law No.  6404/76 and CVM Instruction No. 10, of 02/14/1980, as amended by CVM Instructions No. 268, of 11/13/1997, and No. 390, of 07/08/2003, the Board authorized the Executive Board to carry out transactions on the Stock Exchange, involving the purchase of ordinary shares and sale of preferred shares  issued by the Company, in accordance with the provisions of Article 8 of the aforementioned CVM Instruction, as follows: a) acquisition of up to five million (5,000,000) nominative ordinary shares, within the limit of 10% of the total of one hundred and twelve million, one hundred and seventy-one thousand and two hundred and ninety-five (112,171,295) outstanding ordinary shares; b)  disposal of up to five million (5,000,000) preferred shares;  c) these transactions aim to replace, in part, the currently existing backing in preferred shares by ordinary shares of the Stock Option Plan of the officers of this Company, as amended by the EGM of 11/23/2007; d) the deadline for carrying out these transactions is no more than three hundred and sixty-five (365) days counted as from the date of filing of the notice with CVM - Comissão de Valores Mobiliários (the Brazilian securities and exchange committee) ; e)  the transactions will be intermediated by Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities, established at Rua Líbero Badaró, No. 425, 23º andar, CEP 01009-000, in São Paulo-SP, with branches in the City and State of Rio de Janeiro,  at Av. Rio Branco, No. 110, Suites 3201 and 3301, CEP 20040-001, and at Av. das Américas, 500 – bloco 09, Suite 320 – Barra da Tijuca, CEP 22640-100.

8. UPSTREAM MERGER OF “AVÍCOLA INDUSTRIAL BURITI ALEGRE LTDA. (GOIAVES)” – MERGER PROTOCOL: -

After appreciating the studies on the upstream merger of the subsidiary AVÍCOLA INDUSTRIAL BURITI ALEGRE LTDA. by the Company, and considering the operational and corporate advantages of that operation, the Board expressed its favorable opinion on the operation and approved the merger wording of the Protocol  executed by the Parties and to be submitted to the General Meeting of Shareholders as follows: “PROTOCOL AND RATIONALE FOR THE MERGER: – SADIA S. A., established at Rua Senador Attilio Fontana No. 86, Centro, in Concórdia-SC, enrolled in the National Register of Corporate Taxpayers/Ministry of Finance - CNPJ/MF under No. 20.730.099/0001-94, as APPLICANT MERGING COMPANY, hereinafter referred to merely as the MERGING COMPANY, represented herein by its Director, Mr.  Welson Teixeira Junior, a Brazilian citizen, married, an economist by occupation, ID RG No. 8.031.972 -SSP/SP and TIN (CPF) No. 791.627.708-53, with business office at Rua Fortunato Ferraz No. 529, Vila Anastácio, in São Paulo-SP, and AVÍCOLA INDUSTRIAL BURITI ALEGRE LTDA., hereinafter referred to merely as the MERGED COMPANY, established at Rodovia GO 210 a BR 153 KM 24, Rural Zone, CEP 75660-000, Municipality of Buriti Alegre, State of Goiás, registered with the State of Goiás Registry of Commerce under NIRE No. 52 2 0185379-8, Session of 11/7/2001, enrolled in the CNPJ/MF under No. 04.819.334/0001-42, represented herein by its Manager, Mr. Valmor Savoldi, a Brazilian citizen, married, an agronomist engineer by occupation, ID RG No.  1/R 295.266 SCC/SC and TIN (CPF) No. 243.637.660-34, with business office at Rua Fortunato Ferraz No. 529, Vila Anastácio, in São Paulo-SP, WHEREAS: a) the MERGING COMPANY is the controlling partner of the MERGED COMPANY, with an interest in the capital of the latter over ninety-nine point ninety-nine percent (99.99%) of the capital units; b) the MERGING COMPANY has uniform administrative and operational standards in common with the MERGED COMPANY; c) the conclusion of the studies conducted on this merger was favorable and indicated, as ultimate outcome, a significant economy of scale, whether by an immediate reduction in expenses brought by the standardization and streamlining of the administrative and operational activities, or by the resulting financial and tax consolidation; d) and being such merger convenient for both companies, they RESOLVE, by mutual agreement and observing Article 224 of Law No. 6404/76, to execute this PROTOCOL, whereby the merger shall be governed by the following provisions: 1 – In formalizing the merger, the MERGING COMPANY shall become the direct title holder of more than ninety-nine point ninety-nine percent (99.99%) of the capital units of the MERGED COMPANY. As already agreed with all of the remaining partners, they will assign and transfer to the MERGING COMPANY, upon the merging act, their total interest corresponding to an amount lower than one hundredth percent (0.01%), to enable the MERGING COMPANY to become the title holder of one hundred percent (100%) of the capital units of the MERGED COMPANY. the total units owned by the MERGING COMPANY shall be cancelled. Within these conditions, the merger will be carried out by the integration of the equity of the MERGED COMPANY into the equity of the MERGING COMPANY. As a result, the merger will NOT INCREASE THE CAPITAL OF THE MERGING COMPANY, and therefore a list of the exchange of units in the Capital of the MERGED COMPANY by shares in the Capital of the MERGING COMPANY is not required; 2 – The net equity of the MERGED COMPANY shall be appraised by three (3) experts or by a specialist company, by adopting book value prices as appraisal criterion. The appraisal will be carried out based on a Special Balance Sheet to be prepared at 07/31/2008. The MERGING COMPANY shall take and record in its accounting any variations in equity of the MERGED COMPANY in the period from 07/31/2008 to the date of the merger.  3 – Since all activities described in the business purpose of the MERGED COMPANY are equally carried out by the MERGING COMPANY, no change in the business purpose of the latter will be required after the merger; 4 – Upon the dissolution of the MERGED COMPANY, its headquarters will be closed and the MERGING COMPANY shall set up a new branch at the address of the closed establishment. São Paulo, July 30, 2008”

9. APPOINTMENT OF THE APPRAISAL COMPANY: -

To expedite the procedures required to absorb AVÍCOLA INDUSTRIAL BURITI ALEGRE LTDA., so that the appraisal report of its net equity is available to the Extraordinary General Meeting to be called, the Board has appointed, “ad referendum” of the general meeting of shareholders, the firm KPMG Auditores Independentes S/C, headquartered at Rua Dr. Renato Paes de Barros, No. 33, São Paulo, Capital, duly enrolled in the CNPJ under No. 57.755.217/0001-29, Regional Accounting Council - CRC 2SP014428/O-6, to be represented by the partner Francesco Luigi Celso, married, accountant, TIN (CPF) No. 050.243.058/33, CRC ID 1SP175348/O-5-S-GO, with office and address at KPMG branch in Goiânia-GO, to prepare the appraisal report of the net equity of the MERGED COMPANY.

There being no further business, the meeting was adjourned for drawing up these minutes, which were then signed by all Board members present.

São Paulo-SP, July 30, 2008

/s/ Walter Fontana Filho (Chairman); Eduardo Fontana d’Avila (Vice Chairman); Cássio Casseb Lima; Diva Helena Furlan; Everaldo Nigro dos Santos; Francisco Silverio Morales Céspede; José Marcos Konder Comparato; Luiza Helena Trajano Inácio Rodrigues; Norberto Fatio, Roberto Faldini.

I CERTIFY that this is a faithful copy of Minutes No. 140, transcribed from pages 31 to 35 of the Book of Minutes No. 5 of Sadia S.A. Board of Directors Meetings.

José Nestor Conceição Hopf

Secretary